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                                                                  EXHIBIT (a)(9)


                                                                    NEWS RELEASE


   AMERICAN REALTY APPOINTS TED P. STOKELY AS DIRECTOR AND CHAIRMAN OF BOARD;
                       BOARD MEMBER COLLENE CURRIE RESIGNS

DALLAS, NOVEMBER 21, 2002 -- American Realty Investors, Inc. (NYSE: ARL) announced Thursday that the company's board elected Ted P. Stokely, 68, as a director and chairman of the board to serve until a successor is duly elected. Mr. Stokely also serves as chairman of the boards of ARI affiliates Transcontinental Realty Investors, Inc. (NYSE: TCI) and Income Opportunity Realty Investors, Inc. (AMEX: IOT).

In addition to his chairmanship, Stokely will serve as a member of ARI's audit committee. With the addition of Stokely, the board's membership stands at four directors due to the previous resignation of director and audit committee member Collene C. Currie.

In a recent letter to ARI's board, Ms. Currie did not state a reason for her resignation and did not indicate any disagreement with the company's management or its directors. She had served on the ARI board and was a member of the audit committee since ARI's inception in August 2000. Currie previously served since April 1998 on the board of directors of the general partner of National Realty, L.P. that became part of ARI in 2000.

American Realty Investors, Inc., a Dallas-based real estate investment company, holds a diverse portfolio of equity real estate located across the U.S. The company also has interests in mortgage loans and real estate-related entities. For more information on the company, go to www.amrealtytrust.com.

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Contact:  Phyllis Wolper
          Director, Investor Relations
          (800) 400-6407